ShiftPixy, Inc.

13450 W Sunrise Blvd, Suite 650

Sunrise, FL 33323

June 22, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re:	ShiftPixy, Inc.
Registration Statement on Form S-1/A
Filed June 7, 2023
File No. 333- 272133

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, ShiftPixy, Inc. hereby respectfully requests acceleration of the effectiveness of the above-referenced Registration Statement so that such Registration Statement will become effective as of 4:30 p.m. Eastern Time, on June 22, 2023, or as soon as practicable thereafter.

Very truly yours,

ShiftPixy, Inc.

By:	/s/ Scott W. Absher
Scott W. Absher
Chief Executive Officer